March 30, 2005

via U.S. mail

Richard A. Linden
President and Chief Executive Officer
Merge Technologies Incorporated
1126 South 70th Street
Suite 107B
Milwaukee, Wisconsin 53214


Re:	Merge Technologies Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2005
File No.  0-29486

Dear Mr. Linden:

	This is to advise you that we have conducted a limited accounting review of the above preliminary proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note on page three that upon completion of the merger, Merge`s shareholders and Cedara`s former shareholders will own approximately
41% and 59%, respectively, of the outstanding economic interest of the combined entity. Help us understand how you determined that Merge was the accounting acquirer and identify the facts and circumstances that support your conclusion. Your response should address paragraph 17 of SFAS 141.
2. We note you disclose that you expect to incur a charge for in-process research and development but the estimation is not yet complete. The discussion in your pro forma financial statements should include a preliminary estimate of the amount to be allocated to IPR&D and the following should be disclosed:

a) provide an overview of the projects acquired,
b) describe the stage of completeness, complexity or uniqueness of the work completed at the acquisition date,
c) disclose by project the nature, timing and estimated costs of the remaining efforts to develop the acquired technology into a commercially viable product,
d) disclose management`s expectation as to whether or not the projects will be successfully developed and when you expect to begin to benefit from the acquired R&D, and
e) disclose the assumptions used to determine the value of the purchased in-process research and development, including but not be limited to any growth in revenues, expected trends in profit margins and SG&A expenses and whether the assumptions assume any anticipated expense reductions/synergies as a result of each acquisition, and also disclose the discount rates you used and the underlying assumptions to support those rates.
3. We also note on page 177, footnote (8) that you have included a placeholder in the pro forma statement of operations for in-process research and development. Amounts related to in-process research and development should not be included in the pro forma results of operations as these charges are not recurring. Revise to delete this reference.
4. Refer to your preliminary purchase price allocation schedule on page 172. We note you allocated an aggregate amount of $60 million to identified amortizable intangible assets. Revise to specifically identify each amortizable intangible asset included in the $60 million as well as amounts expected to be allocated to each even if the allocation is preliminary. Additionally, revise pro forma adjustments if necessary.
5. We also note on page 172 that you have preliminarily allocated approximately 75% of the purchase price to goodwill. Supplementally tell us the specific factors that contributed to a purchase price that resulted in the recognition of a significant amount of goodwill.
Refer by analogy to paragraph 51(b) of SFAS 141. Since the intangible assets acquired are not individually disclosed, it difficult to ascertain why a large portion of the purchase price is being allocated to goodwill.

6. We note that you will make purchase accounting adjustments to reflect the deferred revenue of Cedara at fair value. Tell us how you will determine the fair value of the underlying legal obligation represented by deferred revenue. Clearly describe the nature of the assumed legal obligation. See EITF 01-3.


Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Patrick Gilmore, Staff Accountant, at (202)
942-
5355 with any questions. If you require further assistance, you may contact Perry Hindin, at (202) 942-2822 or me at (202) 942-1818.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
cc:	P. Gilmore
	P. Hindin
      via facsimile
Geoffrey Morgan
Michael Best & Friedrich LLP
	(F) (414) 277-0656
Merge Technologies Incorporated
March 30, 2005
page 1